An agreement dated 11th January 2009 between **Omex Agriculture Ltd.** ("Omex") whose registered office is Bardney Airfield, Tupholme, Lincs. LN3 5TP and **Pimi Agro Cleantech Ltd.** ("Pimi") whose registered office address is P.O. Box 117 Hutzot Alonim 30049 Israel. Omex and Pimi are together referred to hereafter as "**The Parties**".

Whereas

1. Pimi has developed a storage protocol and formulations for Stabilised Peroxide used in the treatment of vegetables and fruit in stores and has filed for patent registrations for such applications and formulations;

2. Pimi has developed a product, 20% Storomex, the specification of which is more particularly described in Appendix A ("**The Product**").

3. Pimi has developed a Storage and Application Protocol for the Product ("**The Storage Protocol**"), which is set out at Appendix E and which may be changed from time to time by notice in writing given by Pimi.

4. Omex has the experience, resources and manpower in order to market, sell, distribute and install the systems and equipment required for the application of the Product in the countries identified in Appendix C ("**The Territories**");and

5. In order to further develop the business of marketing and sales of The Product in the Territories, The Parties wish to enter into a marketing and distribution agreement, under which Omex will take upon itself to market, sell, distribute, and install systems and equipment required for the application of The Product in the Territories and Pimi will grant to Omex exclusive distribution rights in the Territories and will sell The Product to Omex under the terms and conditions set forth herein.

Agreement

1. Pimi will deliver The Product to Omex in accordance with the Specification set forth in Appendix A, and subject to the tolerances stated therein. Pimi will indemnify Omex from any loss directly resulting from any deviation from specification of The Products, from any toxic or other matter in The Products not identified in the Specification, and from the implementation of the advice contained in the Storage Protocol. However Pimi will not indemnify Omex in respect of any loss relating to any application in respect of which the application conditions differ materially from the Storage Protocol and/or the instructions given by Pimi to Omex from time to time.

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2.   During efficacy tests Omex will follow fully the instructions given by Pimi and will report to Pimi throughout the tests.

3.   Omex and Pimi will maintain Product Liability insurance in a sum of not less than $ 1 million in respect of the above liability per claim, and will upon request give each other evidence of renewal of such policy.

4.   Subject to the terms and conditions stipulated herein Pimi hereby grants Omex exclusive distribution rights in the Territories for the Term as herein defined to market, promote and sell The Product for use only in the Territories identified in Appendix C. The parties may from time to time agree on adding new countries to The Territories by a written agreement signed by both parties. Pimi will not sell The Product or any other product derived from it for use as a storage enhancer to any purchaser other than Omex in The Territories or to any other purchaser elsewhere for distribution in The Territories during the Term.

5.   The price of The Product will be as agreed in Appendix B. Pimi has the right to change the price from time to time in order to recover any increased cost of such changes. Pimi will show Omex evidence that the raw material has changed in price.

6.   Pimi will have The Product available for delivery within 2 weeks of receipt of a written or emailed order from Omex. Minimum order quantity is 1,000 Lt. Omex will submit a forecast each quarter in advance.

7.   Omex will pay Pimi by the end of the month following delivery. Pimi shall at the end of each seasonal year September-August credit Omex with a sales rebate calculated in accordance with Appendix B and shall remit such rebate to Omex by October 31st each year.

8.   Risk in and Title to The Product passes from Pimi to Omex at the point of delivery in the Territory.

9.   Omex will use all reasonable endeavours to market and promote The Product in the Territories, and will perform at least the marketing activities as described in Appendix D. All costs of marketing will be borne by Omex. The Product will be marketed under a Trade Name Storomex which is owned by Omex. All costs in relation to such name will be borne by Omex. The title to the name shall remain with Omex on termination of this Agreement. Omex shall display on the label of the Product as well as all other commercial literature that the supplier is Pimi and Omex is the distributor of the Product.

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10. Should in the opinion of Omex, The Product require registration with any government agency. Omex undertakes to execute such registration and will bear all costs in obtaining such registration. The registration will be in Omex's name and title to such registration will be retained by Omex on termination of the Agreement.

11. Omex accepts the following minimum targets for the sale of 20% Storomex for the seasonal years September to August:

   9/ 2008- 8/2009 ███ litres

   9/2009- 8/2010: ███ litres

   9/2010- 8/2011: ███ litres

   9/2011- 8/2012: ███ litres

12. Omex accepts the following targets to retain exclusive distributorship in the territory for 20% Storomex, for the seasonal years September to August:

   9/2008- 8/2009: ███ litres

   9/2009- 8/2010: ███ litres

   9/2010- 8/2011: ███ litres

   9/2011- 8/2012: ███ litres

13. Omex will set the following sales targets for 20% Storomex for the seasonal years September to August:

   9/2008- 8/2009: ███ litres

   9/2009- 8/2010: ███ litres

   9/2010- 8/2011: ███ litres

   9/2011- 9/2012: ███ litres

14. Pimi will provide Omex with all relevant technical information concerning The Product and will provide technical support to Omex by means of telephone calls, emails and support visits as required. In all papers and publications it will be presented that the protocol of usage and the formulation and patent are the intellectual property of Pimi and were supplied by Pimi Marion to Omex under license as its distributor in the territory. Pimi is entitled to use the data from efficacy trials to promote SpuDefender in other territories.

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15. Omex will provide Pimi with information concerning the development of the market, including market potential, sales projections on an annual basis, reports on product performance and details of all customers with Storage facilities in more than one country.

16. Omex and Pimi will have at least two semi annual meetings in the UK according to product development and crop seasons, including a budget meeting which will be done in the last quarter of each year to decide on sales budget as well as proposed marketing activities for the coming year. Each Party will pay its own costs in relation to the meetings. Prior to each semi annual meeting each party will forward to the other a paper summarising the results of all product trials undertaken in the previous season and all data received from customers concerning the efficacy of the product.

17. Omex acknowledges that the patent applications and all other intellectual property rights other than the rights to Trade Names and Product Registrations are, and upon the termination of the Agreement, will remain the property of Pimi. Omex will write on the label as well as on written articles and paper that there is an IP to the product that belongs to Pimi and is used under licence of Pimi. Omex undertakes not to copy or re-engineer the Patented Product. All costs in relation to patent applications and costs undertaken to defend the patents from infringements by third parties are for the account of Pimi. Pimi further undertakes to indemnify Omex in respect of any costs or liabilities resulting from claims by third parties that the Product infringes that party's patent rights.

18. Omex will nominate a project manager who will support the farmers in the implementation of the Storage Protocol. The project manager will supervise all new applications and trials.

Term

19. Subject to Omex having fully complied with all the terms of this Agreement this agreement shall be in effect from the date hereof until 31st December 2012 (the "Term"), and shall continue thereafter for consecutive one year terms, until terminated by either party giving to the other six months notice in writing, and if such notice is given six months prior to 31st December 2012 it will terminate on that date. In the event that a party commits a serious breach of this agreement and such breach is not remedied within 30 days of receipt of written notice of said breach, the other party may terminate this Agreement forthwith.

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20. Should Omex not make appropriate sales, or efforts to achieve sales, as shown in section 12 above and Appendix D, then Pimi may change the distribution terms granted to Omex to semi-exclusive (i.e. appointing one additional distributor), after giving notice in writing of the shortfalls and a period of time to rectify the situation (90days).

21. Should Omex not achieve the minimum sales stated in section 11 above, then Pimi may terminate the distributorship granted to Omex, after giving notice in writing of the shortfalls and a period of time to rectify the situation (90days). In this event, Pimi will allow Omex to retain supply of the Product to its current customers until the end of the Agreement under section 19 above and will supply Omex sufficient Product at the price set out in Appendix B.

Reports

22. Omex will report to Pimi in real time on any results of any trial to enable Pimi to instruct on any change in the working parameters if required . Additionally Omex will furnish to Pimi the results and conditions of any storage which was done with the Product including, crop, quantities, number of treatments, amount of the Product used, and the results of the any such treatments.

Law

23. This agreement shall be interpreted in accordance with the Laws of England and is subject to the jurisdiction of the Courts of England.

Entire Agreement

24. This agreement constitutes the entire Agreement between the Parties and supersedes all prior agreements, representations and arrangements of the parties whether written or oral, including the agreement contained in the letter dated 4th April 2007 from four Omex group companies to Pimi Marion Holdings Ltd. (the former name of Pimi Agro Cleantech), the terms of which shall be cancelled forthwith and shall be of no further effect. No modification of the terms of this Agreement shall be valid unless in writing and signed by an authorised representative of each Party.

Notices

25. All notices and other communications pursuant to this Agreement shall be sent by telefax with confirmation or by overnight courier service to the other Party at the address stated above. Each Party's address may be changed by notice to the other party in accordance with this Paragraph.

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Signature  13/01/09

Name Youval Saly ...

Position CEO ....

Company: Pimi Agro Cleantech Ltd.

Signature..P.~~Featherstone~~.. 12/01/09.

Name..D. FEATHERSTONE

Position. MANAGING DIRECTOR ,

Company: Omex Agriculture Ltd

APPENDIX A

Storomex™ Specification

November 2008

1. **Name:** Storomex™

2. **Properties:**

    2.1 Appearance: colorless transparent liquid

    2.2 Smell: slightly pungent

    2.3 Ingredients: ████████████   ████
                            ████████   ████
                            ███████   ████
                            ████   ████

    2.4 Stability: Stable as Hydrogen Peroxide for 12 hours after applying.

Pimi will deliver COA confirming the stability and specification of the product with each delivery.

APPENDIX B

Prices

Product Prices delivered UK.

Storomex 20   ████████ per Lt delivered in IBC.

Rebate programme:

Sep 2009/ Aug10:

1.   Purchases above 50,000 Litres- 2% on all purchases for the year
2.   Purchases above 60,000 Litres- 4% on all purchases for the year
3.   Purchases above 70,000 Litres – 5% on all purchases for the year

Rebate programme:

Sep 2010/ Aug 11:

1.   Purchases above 130,000 Litres- 2% on all purchases for the year
2.   Purchases above 150,000 Litres- 4% on all purchases for the year
3.   Purchases above 160,000 Litres – 5% on all purchases for the year

Sep 2011/ Aug 12:

4.   Purchases above 300,000 Litres- 2% on all purchases for the year
5.   Purchases above 350,000 Litres- 4% on all purchases for the year
6.   Purchases above 370,000 Litres – 5% on all purchases for the year

APPENDIX C

Countries for exclusivity

- UK



APPENDIX D

Sales and Marketing activities by Omex will include:

- Production of sales and promotional literature

- Production of PowerPoint presentations- Pimi will be included as the supplier and owner of the Product in it
- Farmer meetings and demonstrations –,

- Promotion at relevant shows and exhibitions, including Potato Events.

- Website promotion – there will be a link to Pimi as the supplier

- Targeted sales campaigns led by an appointed person to see the following number of farmers each seasonal year (September – August):
  - 2008/9:   75
  - 2009/10:   110
  - 2010/11   255
  - 2011/12   500

- Developing new applications (e.g. usage in onions, leeks, soil applications etc)

Appendix E

Application Protocol for Storomex ⬤ concentration for use in potatoes and vegetables

1. Storage room preparation:
1.1 Make sure that the air circulation system functions correctly,
    clean air ducts, fans and plenum.
1.2 Maintenance treatment should be performed to the room and its equipment in order to
    protect against corrosion due to continuous exposure to high relative humidity.
1.3 General cleaning of the store
1.4 Check proper functioning of the humidity control. Temperature control and CO2 control.
3. Room filling:
Filling the room with stored goods has to be done while taking in consideration air
circulation needs in order to ensure good and homogenous air movement through the store.
4. Operating the room controllers:
4.1 Temperature: control according to the customer protocol.
4.2 Humidity: keep constantly at 90%-92% R.H
5. Applying Storomex:
5.1 Prior to treatment take care that temperature and relative humidity is stable.
5.2 Close all doors, widows and air outlets.
5.3 Close mechanical cooling system.
5.4 Check that air circulation is proper functioning.
5.6 Open the Storomex feed to the Ultrasonic Atomizers.
5.7 Treat the crop at a ratio of 400-ml per 1 Ton of crop for potatoes; 200 ml/tonne for
brassicas. + adding 5 liters per 1,000 cubic
    meter of room head space
5.8 Treatment duration is approximately 20 hours.
6. Resting period (after the end of the Storomex treatment):
6.1 Close Storomex feeding valve.
6.2 Close air feeding valve.
6.3 Close air circulation system.
6.4 Keep the room under full rest for more 4 hours.
7. Normal operation:
7.1 Operate the air circulation system.
7.2 Operate the cooling system.
7.3 Operate the Temp Controller, the humidity controller.
7.5 Open air feed and water feed to the Ultrasonic Atomizers.
7.6 Continue to operate the room under the controlled Temperature and Humidity as
described on chapter 4.
8. The program through the whole storage period:
8.1 Once a month storage manager should conduct steps 5, 6, 7.